FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 4, 2005

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report is incorporated by reference into the prospectuses contained in
Registration Statements Nos. 333-13428 and 333-14294 on Form S-8
filed by the registrant under the Securities Act of 1933.

INTRODUCTION

     We prepare the Interim Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Interim Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

Key figures (1)

	2nd quarter (2)		first six months (3)
	2005	2004	2005	2004
Net income (in millions of euros)	781	1,210	1,782	1,936
Effects related to Infineon share sale and a goodwill impairment (4)		403		403

		807		1,533
Earnings per share (5) (in euros)	0.88	1.36	2.00	2.17
Net cash from operating and investing activities (in millions of euros)	(193)	3,565	(2,498)	2,374
therein: Net cash provided by (used in) operating activities	572	2,175	(684)	1,578
Net cash provided by (used in) investing activities	(765)	1,390	(1,814)	796

Supplemental contributions to pension trusts (included in net cash provided by (used in) operating activities)	—	—	(1,496)	(1,255)

Net proceeds from the sale of Infineon shares (included in net cash provided by (used in) investing activities)	—	1,794	—	1,794

New orders (in millions of euros)	20,674	19,716	42,211	40,206
Sales (in millions of euros)	18,563	17,794	36,730	36,123

	March 31, 2005	Sept. 30, 2004
Employees (in thousands)	440	430
Germany	164	164
International	276	266

(1)	Unaudited.
(2)	January 1 – March 31, 2005 and 2004, respectively.
(3)	October 1, 2004 and 2003 – March 31, 2005 and 2004, respectively.
(4)	Pretax gain of €590 million on sale of Infineon shares plus related €246 million reversal of deferred tax liability, less a goodwill impairment of €433 million.
(5)	Earnings per share – basic.

Management’s discussion and analysis

Overview of financial results for the second quarter of fiscal 2005

•	Net income was €781 million, resulting in earnings per share of €0.88.

•	Orders rose 5% year-over-year, to €20.674 billion, and sales increased 4%, to €18.563 billion.

•	Net cash from operating and investing activities was a negative €193 million. A year earlier, net cash from operating and investing activities was a positive €3.565 billion, including net proceeds of €1.794 billion from the sale of shares in Infineon Technologies AG.

     For the second quarter of fiscal 2005, ended March 31, 2005, Siemens reported net income of €781 million and basic and diluted earnings per share of €0.88 and €0.84, respectively. In the second quarter a year earlier, net income was €1.210 billion and basic and diluted earnings per share were €1.36 and €1.30, respectively. Prior-year net income included a €590 million pre-tax gain from the sale of Infineon Technologies AG (Infineon) shares plus a related €246 million reversal of deferred tax liabilities, partially offset by a €433 million goodwill impairment. Excluding the €403 million net benefit of these effects, the prior-year result would have been €807 million.

     Within our Operations Groups, top earnings performers included Automation and Drives (A&D), Power Generation (PG), Medical Solutions (Med), Siemens VDO Automotive (SV), Osram and Power Transmission and Distribution (PTD). Transportation Systems (TS) was in the black. Communications (Com) posted a loss, primarily due to its Mobile Devices business, while the negative result at Siemens Business Services (SBS) included significant charges arising from strategic reorientation measures.

     For Siemens in the second quarter, operating and investing activities used net cash of €193 million, compared to €3.565 billion in net cash provided in the prior year. Operations used €490 million in net cash from operating and investing activities in the second quarter, including a build-up of net working capital and higher capital expenditures. In the second quarter a year earlier, net cash provided of €2.719 billion included net proceeds of €1.794 billion from the sale of Infineon shares. The other two components of Siemens, consisting of Financing and Real Estate and Corporate Treasury activities, provided net cash of €297 million in the second quarter, compared to net cash provided of €846 million in the same period a year earlier.

Results of Siemens

Results of Siemens – Second quarter of fiscal 2005 compared to second quarter of fiscal 2004

     The following discussion presents selected information for Siemens for the second quarter ended:

	March 31,
	2005	2004
	(€ in millions)
New orders	20,674	19,716
New orders in Germany	4,091	3,991
New international orders	16,583	15,725
Sales	18,563	17,794
Sales in Germany	3,906	4,185
International sales	14,657	13,609

     Second-quarter orders increased 5%, to €20.674 billion, and sales were up 4% year-over-year, to €18.563 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders and sales increased 1% compared to the second quarter a year earlier. International orders were up 5% year-over-year, compared to 3% growth in Germany. Within international orders, the primary growth driver was Asia-Pacific with a 16% rise. International sales rose 8%, compared to a 7% decline in Germany. Within international sales, growth in the Americas and Asia-Pacific regions outpaced growth in Europe.

	March 31,
	2005	2004
	(€ in millions)
Gross profit on sales	5,365	5,089
as percentage of sales	28.9%	28.6%

     Gross profit margin was 28.9% in the second-quarter, up from 28.6% a year earlier. A majority of the Groups in Operations achieved a gross profit improvement year-over-year, led by TS, which rebounded from a substantial loss due to charges in its rolling stock business in the prior year. Gross profit declined at Com and SBS. The decline at Com was due primarily to its Mobile Devices business, while SBS was impacted by operational issues and restructuring measures.

	March 31,
	2005	2004
	(€ in millions)
Research and development expenses	(1,345)	(1,246)
as percentage of sales	7.2%	7.0%
Marketing, selling and general administrative expenses	(3,330)	(3,213)
as percentage of sales	17.9%	18.1%
Other operating income (expense), net	(23)	(423)
Income from investments in other companies, net	212	777
Income (expense) from financial assets and marketable securities, net	37	113
Interest income (expense) of Operations, net	(10)	5
Other interest income (expense), net	67	72

     Research and development expenses were 7.2% of sales, compared to 7.0% in the second quarter a year ago, while marketing, selling and general administrative expenses moved lower as a percent of sales, to 17.9% of sales from 18.1% in the prior-year period. Other operating income (expense), net was a negative €23 million in the second quarter, compared to negative €423 million a year earlier. The prior-year period included a goodwill impairment of €433 million related to Logistics and Assembly Systems (L&A). Income from investments in other companies, net was €212 million, compared to €777 million in the same period a year earlier, which included a €590 million pre-tax gain from the sale of Infineon shares.

	March 31,
	2005	2004
	(€ in millions)
Income before income taxes	973	1,174
Income taxes	(161)	84
as percentage of income before income taxes	(17)%	7%
Net income	781	1,210

     The effective tax rate on income in the second quarter of fiscal 2005 was 17%, compared to a positive 7% in the prior-year period. The second quarter of fiscal 2004 period included the reversal of €246 million in deferred tax liabilities mentioned above, resulting as a consequence of the Infineon sale.

Results of Siemens – First six months of fiscal 2005 compared to first six months of fiscal 2004

     The following discussion presents selected information for Siemens for the six months ended:

	March 31,
	2005	2004
	(€ in millions)
New orders	42,211	40,206
New orders in Germany	8,583	8,605
New international orders	33,628	31,601
Sales	36,730	36,123
Sales in Germany	8,077	8,555
International sales	28,653	27,568

     Orders increased 5%, to €42.211 billion, primarily on growing demand in the Americas and Asia-Pacific. Sales in the first six months of fiscal 2005 were €36.730 billion, a 2% increase from the prior-year period. Excluding the net effects of acquisitions and dispositions and currency translation effects, orders were up 3% and sales remained stable year-over-year.

     International sales rose 4%, to €28.653 billion, and orders increased 6%, to €33.628 billion. In contrast, sales in Germany declined 6% year-over-year, to €8.077 billion, while acquisitions between the periods under review kept orders in Germany level with the prior year, at €8.583 billion. In Europe outside Germany, sales declined 2%, to €12.336 billion, and orders slid 3%, to €14.064 billion. The weakness in European markets was more than offset by growth in the Americas and Asian-Pacific regions. Within the Americas, sales in the U.S. in the first half increased 10%, to €6.806 billion, and orders climbed 12%, to €7.357 billion, as organic growth and acquisitions combined to more than offset negative currency translation effects. Sales in Asia-Pacific increased 3%, to €4.436 billion, while orders climbed 22%, to €5.902 billion. Within Asia-Pacific, first-half sales in China were down 3%, at €1.276 billion. Orders in China surged to €2.120 billion, up 39% year-over-year, including major orders at TS, L&A, PG and PTD.

	March 31,
	2005	2004
	(€ in millions)
Gross profit on sales	10,968	10,547
as percentage of sales	29.9%	29.2%

     Gross profit as a percentage of sales in the first half of fiscal 2005 increased to 29.9% from 29.2% a year earlier. A majority of the Groups in Operations achieved a gross profit improvement year-over-year, led by TS, I&S, A&D and SV. Gross profit at TS in the first half a year earlier included substantial charges in the Group’s rolling stock business. A&D improved gross profit through further increases in productivity and capacity utilization, while I&S and SV benefited from acquisitions. Gross profit declined at Com due primarily to Mobile Devices, while SBS was impacted by operational issues and restructuring measures.

	March 31,
	2005	2004
	(€ in millions)
Research and development expenses	(2,574)	(2,492)
as percentage of sales	7.0%	6.9%
Marketing, selling and general administrative expenses	(6,849)	(6,563)
as percentage of sales	18.6%	18.2%
Other operating income (expense), net	(6)	(324)
Income from investments in other companies, net	356	882
Income (expense) from financial assets and marketable securities, net	336	75
Interest income (expense) of Operations, net	(24)	4
Other interest income (expense), net	141	124

     Research and development expenses increased slightly to 7.0% of sales, from 6.9% in the first half of fiscal 2004. Marketing, selling and general administrative expenses rose to 18.6% of sales, compared to 18.2% in the prior-year period. The increase is primarily due to higher expenses at Com and SBS, and also I&S, mainly attributable to the USFilter acquisition. Other operating income (expense), net was a negative €6 million in the current period, up from a negative €324 million a year earlier. The prior-year period included a €433 million goodwill impairment in the second quarter and gains from dispositions, particularly at Med. Income from investments in other companies, net was €356 million, compared to €882 million in the first six months a year earlier, which included the pre-tax gain of €590 million from the sale of Infineon shares. Income (expense) from financial assets and marketable securities, net was €336 million, due primarily to a gain of €208 million on the sale of shares in Juniper Networks, Inc. (Juniper) at Com in the first quarter of fiscal 2005. Income (expense) from financial assets and marketable securities, net in the first half of fiscal 2004 was €75 million.

	March 31,
	2005	2004
	(€ in millions)
Income before income taxes	2,348	2,253
Income taxes	(497)	(236)
as percentage of income before income taxes	(21)%	(10)%
Net income	1,782	1,936

     The effective tax rate on income in the first half of fiscal 2005 was 21%, compared to 10% in the first half a year earlier. The prior-year period benefited from the reversal in deferred tax liabilities related to Infineon mentioned above.

Acquisitions

     During the second quarter, Siemens initiated or pursued a number of acquisitions which did not close during the quarter. Siemens’ second-quarter tender offer for all issued and outstanding shares of CTI Molecular Imaging, Inc. (CTI) of the U.S. was extended until May 4, 2005, and we intend to acquire any remaining shares in a merger. The acquisition of CTI, valued at approximately $1 billion (€771 million), has passed regulatory review and we expect it to close in the third quarter of fiscal 2005. CTI will be integrated into Med. For additional information see “Note 16 to Consolidated Financial Statements.”

     In the second quarter of fiscal 2005, Siemens entered into an agreement to acquire all of the outstanding shares of Flender Holding GmbH (Flender), Germany, a supplier of gear systems for a preliminary purchase price of €701 million net of debt assumed. The transaction is subject to regulatory approval. A regulatory decision is expected in June or July 2005. Flender will be integrated into A&D.

     The Company currently holds an equity interest of approximately 16.45% in the Austrian engineering group VA Technologie AG (VA Tech). In the six months ended March 31, 2005, the Company made a tender offer conditional on acquiring a minimum of 90% of total shares outstanding of VA Tech at a price of €65 per share. As of the end of the second quarter of fiscal 2005, the tender offer was accepted to an extent which would result in a total equity interest of 97.15% in VA Tech. The transaction is subject to regulatory approval and is expected to close in July 2005. Subject to such regulatory approval, the transaction will result in payments of approximately €879 million.

Segment information analysis

Operations

Information and Communications

Communications (Com)*

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable**	2005	2004	Actual	Comparable***
Group profit	(19)	146			221	320	(31)%
Group profit margin	(0.5)%	3.5%			2.7%	3.7%
Sales	4,000	4,196	(5)%	(6)%	8,243	8,763	(6)%	(6)%
New orders	4,084	4,402	(7)%	(7)%	8,754	9,181	(5)%	(4)%

*	Com includes the activities of Siemens’ former Information and Communication Networks (ICN) and Information and Communication Mobile (ICM) Groups, which were combined into a single Group at the beginning of the fiscal year. Prior-year results have been recast into the new structure for purposes of comparison.
**	Excluding currency translation effects of (1)% on orders, and portfolio effects of 1% on sales and orders.
***	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 1% on sales.

     Com posted a loss of €19 million in the second quarter, due primarily to the Mobile devices business, which had a loss of €138 million (prior year: positive €13 million). Second-quarter sales were €4.000 billion and orders were €4.084 billion, compared to €4.196 billion and €4.402 billion, respectively, a year earlier. Revenue growth in the Mobile Networks and Fixed Networks businesses was more than offset by lower demand at Mobile Devices, where handset volume of 9.3 million units (prior year: 12.8 million) generated sales of €842 million (prior year: €1.243 billion).

     In the first half of fiscal 2005, Com’s Group profit of €221 million included a gain of €208 million from sales of a portion of its shares in Juniper. Losses at Mobile Devices totaled €280 million in the first half-year compared to a profit of €77 million in the prior-year period. The negative result at Mobile Devices stemmed from a decrease in handset volume, which fell to 22.8 million units in the first six months from 28.0 million in the same period a year earlier. This reduced first-half sales at Mobile Devices to €2.011 billion compared to €2.729 billion in the prior year, and also led to a decline for Com overall despite growth in the Mobile Networks and Fixed Networks businesses. Com’s sales for the first half totaled €8.243 billion, down 6% year-over-year, and orders came to €8.754 billion, 5% lower than in the prior-year period. Going forward, the Mobile Devices (MD) and Customer Premise Equipment (CPE) divisions will be reorganized as separate legal units.

Siemens Business Services (SBS)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	(129)	26			(154)	70
Group profit margin	(10.0)%	2.3%			(6.1)%	3.0%
Sales	1,284	1,121	15%	6%	2,540	2,331	9%	2%
New orders	1,549	1,334	16%	(7)%	3,399	2,733	24%	5%

*	Excluding portfolio effects of 9% and 23% on sales and orders, respectively.
**	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 8% and 20% on sales and orders, respectively.

     A loss of €129 million at SBS in the second quarter included €63 million in charges for capacity adjustments and disposal of its Sinitec business, arising from implementation of ongoing restructuring measures. Long-term outsourcing contracts, partly involving acquisitions, pushed sales up 15%, to €1.284 billion, and orders up 16%, to €1.549 billion.

     For the first six months, the loss at SBS totaled €154 million compared to Group profit of €70 million a year earlier, due to operational issues and restructuring measures, including severance charges, taken to address them. The 9% rise in sales year-over-year, to €2.540 billion, includes a number of new outsourcing contracts with customers such as the British broadcaster BBC. Although SBS won a significant volume of new orders in Europe in the first half of fiscal 2004, first-half orders for fiscal 2005 were still 24% higher primarily due to long-term outsourcing contracts, partly involving acquisitions.

Automation and Control

Automation and Drives (A&D)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	277	235	18%		539	456	18%
Group profit margin	12.3%	11.2%			12.2%	11.0%
Sales	2,258	2,102	7%	8%	4,415	4,152	6%	6%
New orders	2,352	2,180	8%	9%	4,785	4,380	9%	10%

*	Excluding currency translation effects.
**	Excluding currency translation effects of (1)% and (2)% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

     A&D again led all Groups with €277 million in second-quarter Group profit. Further increases in productivity and capacity utilization improved A&D’s earnings margin more than a full point, to 12.3%. Sales rose 7% to €2.258 billion, including double-digit growth in the Americas and Asia-Pacific regions. Order growth for the quarter was broad-based, rising 8% year-over-year to €2.352 billion.

     For the first six months of fiscal 2005, A&D’s Group profit was €539 million, up 18% from the prior-year level due to higher sales and productivity improvements. First-half sales rose 6%, to €4.415 billion, and orders climbed 9%, to €4.785 billion, as A&D continued its rapid growth in Asia-Pacific and steady expansion in Europe and the Americas.

Industrial Solutions and Services (I&S)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	41	26	58%		61	41	49%
Group profit margin	3.5%	2.6%			2.6%	2.1%
Sales	1,169	983	19%	6%	2,352	1,980	19%	6%
New orders	1,291	1,085	19%	7%	2,757	2,214	25%	14%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 15% and 14% on sales and orders, respectively.
**	Excluding currency translation effects of (3)% on sales and orders, and portfolio effects of 16% and 14% on sales and orders, respectively.

     Second-quarter sales and orders at I&S rose 19% year-over-year, to €1.169 billion and €1.291 billion, respectively, reflecting the Group’s USFilter acquisition between the periods under review. Second-quarter Group profit of €41 million also benefited from the acquisition.

     For the first six months, the Group offset weak demand in Germany with international growth, particularly including the USFilter acquisition between the periods under review. Organic growth was also strong year-over-year, enabling I&S to increase first-half sales 19%, to €2.352 billion, and boost orders 25%, to €2.757 billion. Group profit for the first six months was €61 million at I&S compared to Group profit of €41 million, benefiting from higher sales.

Logistics and Assembly Systems (L&A)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	7	(30)			45	(67)
Group profit margin	1.3%	(6.0)%			4.0%	(6.4)%
Sales	536	503	7%	13%	1,115	1,045	7%	13%
New orders	866	761	14%	18%	1,458	1,622	(10)%	(6)%

*	Excluding currency translation effects of (3)% and (2)% on sales and orders, respectively, and portfolio effects of (3)% and (2)% on sales and orders, respectively.
**	Excluding currency translation effects of (3)% and (2)% on sales and orders, respectively, and portfolio effects of (3)% and (2)% on sales and orders, respectively.

     L&A recorded Group profit of €7 million in the second quarter on broad-based earnings improvement. For comparison, the loss in the prior-year period was burdened by charges related to excess capacity and project cost overruns. Second-quarter sales rose 7%, to €536 million, while orders climbed 14%, to €866 million, including large contracts in Europe and Asia-Pacific.

     For the first six months, Group profit of €45 million benefited from net positive effects from foreign exchange derivatives not qualifying for hedge accounting. In contrast, L&A’s loss of €67 million a year earlier was driven by contract charges plus the excess capacity and cost overrun charges mentioned above. Sales for the first half-year reached €1.115 billion, up 7% year-over-year. While orders came in well above sales, at €1.458 billion, they were still below orders in the first half a year earlier, when L&A won major new contracts with the U.S. Postal Service and in the Middle East.

Siemens Building Technologies (SBT)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	22	16	38%		71	55	29%
Group profit margin	2.1%	1.6%			3.5%	2.7%
Sales	1,030	996	3%	1%	2,040	2,036	0%	1%
New orders	1,128	1,030	10%	7%	2,216	2,135	4%	4%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 4% and 5% on sales and orders, respectively.
**	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 1% and 2% on sales and orders, respectively.

     Second-quarter Group profit at SBT rose to €22 million from €16 million a year earlier, reflecting improvement in the Group’s cost position. Sales of €1.030 billion were up 3% from the prior-year level, while orders rose 10% to €1.128 billion on strong demand in the Security Systems division.

     For the first six months of fiscal 2005, SBT posted Group profit of €71 million, benefiting from improved cost position and a gain in the first quarter on the sale of an investment. Sales were level with the prior-year period, at €2.040 billion and orders for the first half rose to €2.216 billion, up 4% from the first half a year earlier.

Power

Power Generation (PG)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	257	274	(6)%		471	519	(9)%
Group profit margin	12.7%	16.0%			13.1%	14.4%
Sales	2,024	1,713	18%	14%	3,602	3,615	0%	(2)%
New orders	2,515	2,414	4%	4%	5,000	5,090	(2)%	(3)%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 6% and 2% on sales and orders, respectively.
**	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 4% and 3% on sales and orders, respectively.

     PG generated Group profit of €257 million in the second quarter, including a positive contribution from equity investment income. Group profit in the prior-year period benefited from the release of accruals associated with project completion. Second-quarter sales of €2.024 billion included services growth and the acquisition of the Group’s Wind Power business between the periods under review. Two major contracts in Spain, for components and service, fueled the increase in second-quarter orders, which reached €2.515 billion.

     Group profit for the first half at PG was €471 million compared to €519 million in the same period a year earlier. While the current period included higher cancellation gains and equity investment income, earnings in the prior-year period benefited from the release of accruals associated with project completion. First-half sales were nearly unchanged compared to the prior year, at €3.602 billion. Orders of €5.000 billion in the first half, including the first large order for the Group’s newly acquired Wind Power division, came within 2% of the prior-year level.

Power Transmission and Distribution (PTD)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	61	63	(3)%		113	114	(1)%
Group profit margin	6.9%	7.9%			6.6%	7.1%
Sales	890	793	12%	6%	1,724	1,613	7%	2%
New orders	1,229	907	36%	31%	2,322	1,927	20%	17%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 8% and 7% on sales and orders, respectively.
**	Excluding currency translation effects of (3)% on sales and orders, and portfolio effects of 8% and 6% on sales and orders, respectively.

     Second-quarter orders climbed 36%, to €1.229 billion, on a broad-based increase in new business including large orders in China and the Middle East. Sales of €890 million, up 12% year-over-year, benefited from the Group’s acquisition of Trench Electric Holding between the periods under review. Second-quarter Group profit at PTD was €61 million compared to €63 million a year earlier.

     PTD kept its first-half Group profit nearly level year-over-year. The Trench acquisition mentioned above accounted for most of the 7% rise in first-half sales, which reached €1.724 billion compared to €1.613 billion a year earlier. In contrast, broad-based organic growth drove the 20% increase in first-half orders, which reached €2.322 billion.

Transportation

Transportation Systems (TS)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	4	(289)			24	(257)
Group profit margin	0.4%	(28.4)%			1.2%	(12.4)%
Sales	940	1,017	(8)%	(8)%	1,954	2,066	(5)%	(3)%
New orders	1,011	1,121	(10)%	(10)%	2,241	2,141	5%	7%

*	Excluding currency translation effects and portfolio effects.
**	Excluding currency translation effects of (1)% on sales, and portfolio effects of (1)% and (2)% on sales and orders, respectively.

     TS posted second-quarter Group profit of €4 million compared to a loss of €289 million in the prior-year period, when technical issues in the Group’s rolling stock business required TS to take substantial charges. Sales of €940 million came in below prior-year levels. Orders were €1.011 billion, as growth in Asia-Pacific only partially offset lower orders in Europe.

     Group profit was €24 million at TS in the first half, compared to a loss of €257 million in the prior year period, which included significantly higher charges for the Group’s rolling stock business. First-half sales came in below the prior-year level, at €1.954 billion, largely due to lower investment in rail infrastructure in Germany. New business in Asia-Pacific, particularly in China, pushed first-half orders up 5% year-over-year, to €2.241 billion.

Siemens VDO Automotive (SV)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	160	128	25%		304	228	33%
Group profit margin	6.8%	5.9%			6.6%	5.4%
Sales	2,348	2,162	9%	0%	4,633	4,201	10%	1%
New orders	2,343	2,160	8%	(1)%	4,637	4,199	10%	1%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 10% on sales and orders.
**	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 11% on sales and orders.

     SV’s second-quarter sales and orders were €2.348 billion and €2.343 billion, respectively. As demand softened on an industry-wide basis, volume growth year-over-year was driven by acquisitions between the periods under review, including an automotive electronics unit in the U.S. With a larger revenue base and more favorable revenue mix, SV was able to increase Group profit to €160 million from €128 million in the same period a year earlier.

     Group profit for the first six months was €304 million, up from €228 million a year earlier, as SV increased its earnings margin on an improved revenue mix. Sales and orders of €4.633 billion and €4.637 billion, respectively, were higher than in the first half a year earlier due primarily to the acquisitions mentioned above.

Medical

Medical Solutions (Med)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	218	228	(4)%		433	555	(22)%
Group profit margin	12.3%	13.3%			12.6%	16.5%
Sales	1,774	1,708	4%	7%	3,430	3,356	2%	6%
New orders	1,923	1,736	11%	15%	3,953	3,627	9%	13%

*	Excluding currency translation effects of (3)% and (4)% on sales and orders, respectively.
**	Excluding currency translation effects of (4)% on sales and orders.

     In the second quarter, Med contributed €218 million in Group profit in the highly competitive market for medical solutions. On the strength of its core diagnostic imaging businesses, Med increased second-quarter sales to €1.774 billion, up 4% year-over year, and took in orders of €1.923 billion, 11% higher than in the second quarter a year earlier. Excluding currency translation effects, growth in sales and orders was even stronger.

     Med delivered €433 million in Group profit in the first half. In contrast, Group profit of €555 million in the first half a year earlier included €116 million from portfolio transactions in the first quarter. Sales were up 2% year-over-year, at €3.430 billion, and orders grew 9%, to €3.953 billion. Excluding currency translation effects, sales grew 6% and orders climbed 13%.

Lighting

Osram

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	117	116	1%		237	225	5%
Group profit margin	11.1%	10.7%			11.1%	10.4%
Sales	1,057	1,088	(3)%	0%	2,140	2,161	(1)%	2%
New orders	1,057	1,088	(3)%	0%	2,140	2,161	(1)%	2%

*	Excluding currency translation effects of (3)% on sales and orders.
**	Excluding currency translation effects of (3)% on sales and orders.

     Osram increased Group profit to €117 million in the second quarter, on the strength of higher-margin new products and tight cost control. These factors enabled the Group to improve its second-quarter earnings margin year-over-year despite softening demand that held Osram’s sales at €1.057 billion, level with the prior-year period excluding negative currency translation effects.

     In the first six months, Osram’s focus on margins in a flat market enabled the Group to increase Group profit 5% year-over-year despite slightly lower sales. Sales and orders were €2.140 billion for the first six months and, excluding currency translation effects, were up 2% year-over-year.

Other Operations

     Other Operations consist of centrally held equity investments and other operating businesses not related to a Group. These activities resulted in €82 million in Group profit in the second quarter, compared to €137 million in the same period a year earlier. The decline was driven by lower equity earnings from joint ventures, particularly at BSH Bosch und Siemens Hausgeräte GmbH. The trend was the same for the first half of fiscal 2005, with lower equity earnings resulting in Group profit from Other Operations of €166 million compared to €178 million in the first six months a year earlier.

Corporate items, pensions and eliminations

     Corporate items, pensions and eliminations were a negative €290 million in the second quarter, compared to a negative €108 million in the same period a year earlier. The difference is due primarily to effects in the second quarter a year earlier, when a centrally taken goodwill impairment of €433 million related to L&A was more than offset by a pre-tax gain of €590 million on the sale of shares in Infineon. Higher expenses for corporate items in the current period were partially offset by a decrease in centrally carried pension expense year-over-year. For further information regarding the goodwill impairment, see Note 6 to Consolidated Financial Statements.

     For the first half, Corporate items, pensions and eliminations were a negative €561 million compared to a negative €465 million in the first half of fiscal 2004. The prior-year factors noted above also contributed to the change for the six-month period. In addition, lower centrally carried pension expense was partially offset by higher expenses for corporate items in the current six-month period.

Financing and Real Estate

Siemens Financial Services (SFS)

	Second quarter			Six months ended March 31,
(€ in millions)	2005	2004	% Change	2005	2004	% Change
Income before income taxes	90	66	36%	189	123	54%
				March 31,	Sept. 30,
				2005	2004
Total assets				9,123	9,055	1%

     Income before income taxes at SFS was €90 million, up from €66 million in the second quarter a year earlier, due primarily to a special dividend related to an investment held by the Equity division.

     For the first six months, income before income taxes at SFS rose on higher income in the Equity division, which included a gain on the sale of an investment and the special dividend mentioned above, as well as improved earnings in the Equipment and Sales Financing division. Assets rose slightly compared to the end of fiscal 2004 despite negative currency translation effects.

Siemens Real Estate (SRE)

	Second quarter			Six months ended March 31,
(€ in millions)	2005	2004	% Change	2005	2004	% Change
Income before income taxes	34	45	(24)%	72	99	(27)%
Sales	404	399	1%	788	784	1%

				March 31,	Sept. 30,
				2005	2004

Total assets				3,448	3,455	0%

     Income before income taxes at SRE was €34 million compared to €45 million in the second quarter a year earlier, largely due to lower income from rental activities and property disposals in the weak domestic commercial real estate market. The same factors influenced income before income taxes at SRE for the first six months, which came in lower than in the same period a year earlier.

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes from Eliminations, reclassifications and Corporate Treasury activities was €77 million in the second quarter of fiscal 2005, compared to €128 million in the same period a year earlier. The difference was primarily due to lower income from derivatives not qualifying for hedge accounting.

     In contrast, income before income taxes from Eliminations, reclassifications and Corporate Treasury activities in the first six months was €181 million, up from €126 million in the same period a year ago. The half-year period benefited from significantly higher income from derivatives not qualifying for hedge accounting, particularly related to management of interest-rate risk in the first quarter of fiscal 2005.

Liquidity, capital resources and capital requirements

Cash flow – First six months of fiscal 2005 compared to first six months of fiscal 2004

	Six months ended March 31,
	2005	2004
	(€ in millions)
Cash and cash equivalents at beginning of period	12,190	12,149
Cash and cash equivalents at end of period	9,049	13,233

Net (decrease) increase in cash and cash equivalents	(3,141)	1,084

	Operations		Other*		Siemens
			Six months ended March 31,
	2005	2004	2005	2004	2005	2004
	(€ in millions)
Net cash provided by (used in):
Operating activities	(1,446)	230	762	1,348	(684)	1,578
Investing activities	(1,342)	996	(472)	(200)	(1,814)	796
Financing activities					(586)	(1,201)
Effect of exchange rates on cash and cash equivalents					(57)	(89)

Net (decrease) increase in cash and cash equivalents					(3,141)	1,084

*	Incl. SFS, SRE and Corporate Treasury.

     Net cash used in operating activities for Siemens in the first six months of fiscal 2005 was €684 million, compared to net cash provided of €1.578 billion in the first six months a year earlier. Within Operations, net working capital used cash of €2.111 billion, compared to cash used of €1.037 billion in the first half a year earlier. Increased cash outflows stemmed primarily from increases in inventory at PG and TS, due to lower advance payments for projects, and from a decrease in accounts payable at Com. Siemens made supplemental cash contributions to its pension plans in both years, totaling €1.496 billion in the first half of fiscal 2005 and €1.255 billion in the first half of fiscal 2004. Corporate Treasury and Financing and Real Estate activities also contributed to the difference in net cash used in operating activities between the two periods under review. While proceeds from intracompany hedging activities in the first half were lower year-over-year, the first half a year earlier benefited from €247 million in repayment of a vendor note held by SFS related to the earlier disposal of various businesses.

     Net cash used in investing activities for Siemens in the first six months of fiscal 2005 was €1.814 billion, compared to net cash provided of €796 million a year earlier. The change is due primarily to €1.794 billion in net proceeds from the sale of Infineon shares in the prior year, far higher than proceeds from Com’s sale of a portion of its shares in Juniper in the first half of the current fiscal year. Other factors that contributed to higher cash outflows from investing activities include acquisitions, particularly Bonus Energy A/S at PG, and expenditures for intangible assets and property, plant and equipment, including a build-up of primarily leasing assets at SFS.

     Net cash used in financing activities in the first six months of fiscal 2005 was €586 million, compared to cash used of €1.201 billion in the prior-year period. The current period includes net proceeds from the issuance of short-term debt in the first quarter. Dividends paid to shareholders increased in the current period to €1.112 billion, up from €978 million in the first half a year earlier.

Pension plan funding

     At the end of the first six months of fiscal 2005, the combined funding status of Siemens’ principal pension plans showed an underfunding of €1.1 billion, compared to an underfunding of €3.1 billion at the end of fiscal 2004. The improvement was due primarily to both supplemental and regular contributions as well as a higher than expected actual return on plan assets.

     The fair value of plan assets of Siemens’ principal funded pension plans on March 31, 2005 was €19.9 billion, compared to €17.7 billion on September 30, 2004.

     Siemens’ supplemental pension contributions in the first half of fiscal 2005 included €1.380 billion in cash for domestic pension plans and €116 million for pension plans in the U.S. Regular employer contributions amounted to €315 million, up from €307 million in the first six months of fiscal 2004. Supplemental contributions in the prior year amounted to €1.255 billion in cash, and were also made during the first six months.

     During the first six months of fiscal 2005, the total actual return on plan assets of Siemens’ principal funded pension plans worldwide amounted to €936 million, representing a 10.1% return on an annualized basis, compared to the expected annual return of 6.7%.

     The estimated projected benefit obligation (PBO) amounted to €21.0 billion on March 31, 2005, an increase of approximately €200 million compared to the PBO of €20.8 billion on September 30, 2004, due to the net of pension service and interest costs less benefits paid during the six-month period, and currency translation effects.

     For more information on Siemens’ pension plans, see “Notes to Consolidated Financial Statements.”

Capital resources and capital requirements

     At the Annual Shareholders’ Meeting on January 27, 2005, our shareholders gave authorization to repurchase up to 10% of the Siemens’ €2.673 billion common stock until July 26, 2006. Such stock may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans, (iii) offered for purchase by employees or former employees of the Company; and (iv) used to service the conversion or option rights granted by the Company in connection with the issuance of bonds. In addition, the Supervisory Board shall be authorized to transfer treasury stock repurchased by the Company to members of the Managing Board of Siemens AG as stock-based compensation with a blocking period of at least two years. For further information with respect to the repurchase of shares for purchase by employees see “Notes to the Consolidated Financial Statements.”

     In March 2005, we renewed our U.S.$3.0 billion multi-currency revolving credit facility and increased it to a U.S.$5.0 billion syndicated multi-currency revolving loan credit facility expiring March 2012 provided by a syndicate of international banks. Borrowings under this credit facility bear interest of 0.15% above either EURIBOR (Euro Interbank Offered Rate) in case of a draw down in euros, or LIBOR (London Interbank Offered Rate) in case of a draw down in the other currencies agreed on. As of March 31, 2005, the full amount of this line of credit remains unused. This credit facility does not contain a material adverse change clause.

EVA performance

     Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the Operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the Operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently.

     Beginning in fiscal 2005, Siemens adjusted its calculation of EVA, in particular the weighted average cost of capital for our Operations Groups, to better correspond to the current operating environment. On a consistent calculation basis, EVA in the first half of fiscal 2005 was positive but below the level a year earlier. Excluding Infineon and the goodwill impairment mentioned above, EVA improved compared to the prior year.

     This interim report contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise from, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated. Throughout this interim report, whenever reference is made to our Company’s website, such reference does not incorporate information from the website by reference into this interim report.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales	18,563	17,794	(424)	(365)	18,454	17,618	533	541
Cost of sales	(13,198)	(12,705)	424	365	(13,190)	(12,637)	(432)	(433)

Gross profit on sales	5,365	5,089	—	—	5,264	4,981	101	108
Research and development expenses	(1,345)	(1,246)	—	—	(1,345)	(1,246)	—	—
Marketing, selling and general administrative expenses	(3,330)	(3,213)	—	—	(3,252)	(3,151)	(78)	(62)
Other operating income (expense), net	(23)	(423)	(22)	(17)	(31)	(426)	30	20
Income from investments in other companies, net	212	777	—	—	167	762	45	15
Income (expense) from financial assets and marketable securities, net	37	113	35	79	15	43	(13)	(9)
Interest income (expense) of Operations, net	(10)	5	—	—	(10)	5	—	—
Other interest income (expense), net	67	72	64	66	(36)	(33)	39	39

Income before income taxes	973	1,174	77	128	772	935	124	111
Income taxes	(161)	84	(13)	(14)	(127)	88	(21)	10
Minority interest	(31)	(48)	—	—	(31)	(48)	—	—

Net income	781	1,210	64	114	614	975	103	121

Basic earnings per share	0.88	1.36
Diluted earnings per share	0.84	1.30

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales	36,730	36,123	(812)	(751)	36,488	35,818	1,054	1,056
Cost of sales	(25,762)	(25,576)	812	751	(25,731)	(25,498)	(843)	(829)

Gross profit on sales	10,968	10,547	—	—	10,757	10,320	211	227
Research and development expenses	(2,574)	(2,492)	—	—	(2,574)	(2,492)	—	—
Marketing, selling and general administrative expenses	(6,849)	(6,563)	(1)	(1)	(6,697)	(6,436)	(151)	(126)
Other operating income (expense), net	(6)	(324)	(47)	(35)	(20)	(337)	61	48
Income from investments in other companies, net	356	882	—	—	282	854	74	28
Income (expense) from financial assets and marketable securities, net	336	75	104	37	246	59	(14)	(21)
Interest income (expense) of Operations, net	(24)	4	—	—	(24)	4	—	—
Other interest income (expense), net	141	124	125	125	(64)	(67)	80	66

Income before income taxes	2,348	2,253	181	126	1,906	1,905	261	222
Income taxes(1)	(497)	(236)	(38)	(13)	(404)	(200)	(55)	(23)
Minority interest	(69)	(81)	—	—	(69)	(81)	—	—

Net income	1,782	1,936	143	113	1,433	1,624	206	199

Basic earnings per share	2.00	2.17
Diluted earnings per share	1.91	2.08

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2005 and September 30, 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	3/31/05	9/30/04	3/31/05	9/30/04	3/31/05	9/30/04	3/31/05	9/30/04
ASSETS
Current assets
Cash and cash equivalents	9,049	12,190	8,229	11,251	774	908	46	31
Marketable securities	1,613	1,386	1	8	1,609	1,361	3	17
Accounts receivable, net	14,774	15,470	(8)	(8)	10,626	11,275	4,156	4,203
Intracompany receivables	—	—	(7,736)	(12,257)	7,734	12,251	2	6
Inventories, net	12,533	11,358	(3)	(2)	12,463	11,295	73	65
Deferred income taxes	1,087	1,144	96	61	919	1,018	72	65
Other current assets	4,847	4,398	792	710	3,080	2,793	975	895

Total current assets	43,903	45,946	1,371	(237)	37,205	40,901	5,327	5,282

Long-term investments	3,889	4,122	—	—	3,591	3,790	298	332
Goodwill	6,685	6,476	—	—	6,603	6,394	82	82
Other intangible assets, net	2,412	2,514	—	—	2,401	2,501	11	13
Property, plant and equipment, net	10,706	10,683	—	1	7,229	7,242	3,477	3,440
Deferred income taxes	4,838	4,811	1,166	1,133	3,595	3,598	77	80
Other assets	5,038	4,966	39	44	2,161	2,217	2,838	2,705
Other intracompany receivables	—	—	(1,306)	(1,284)	1,306	1,284	—	—

Total assets	77,471	79,518	1,270	(343)	64,091	67,927	12,110	11,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,353	1,434	1,506	850	533	451	314	133
Accounts payable	8,759	9,326	(9)	(3)	8,558	9,109	210	220
Intracompany liabilities	—	—	(6,641)	(7,449)	694	1,703	5,947	5,746
Accrued liabilities	9,057	9,240	120	6	8,823	9,055	114	179
Deferred income taxes	1,568	1,522	(182)	(282)	1,474	1,528	276	276
Other current liabilities	11,066	11,850	407	452	10,373	11,173	286	225

Total current liabilities	32,803	33,372	(4,799)	(6,426)	30,455	33,019	7,147	6,779

Long-term debt	9,593	9,785	8,495	8,538	681	750	417	497
Pension plans and similar commitments	3,065	4,392	—	—	3,065	4,392	—	—
Deferred income taxes	515	569	182	184	225	274	108	111
Other accruals and provisions	3,779	4,016	25	25	3,437	3,586	317	405
Other intracompany liabilities	—	—	(2,633)	(2,664)	415	457	2,218	2,207

	49,755	52,134	1,270	(343)	38,278	42,478	10,207	9,999

Minority interests	531	529	—	—	531	529	—	—
Shareholders’ equity
Common stock, no par value Authorized: 1,113,292,506 and 1,113,285,711 shares, respectively Issued: 891,082,506 and 891,075,711 shares, respectively	2,673	2,673
Additional paid-in capital	5,144	5,121
Retained earnings	26,117	25,447
Accumulated other comprehensive income (loss)	(6,749)	(6,386)
Treasury stock, at cost 1,751 and 250 shares, respectively	—	—

Total shareholders’ equity	27,185	26,855	—	—	25,282	24,920	1,903	1,935

Total liabilities and shareholders’ equity	77,471	79,518	1,270	(343)	64,091	67,927	12,110	11,934

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2005 and 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Cash flows from operating activities
Net income	1,782	1,936	143	113	1,433	1,624	206	199
Adjustments to reconcile net income to cash provided
Minority interest	69	81	—	—	69	81	—	—
Amortization, depreciation and impairments	1,355	1,843	—	—	1,168	1,644	187	199
Deferred taxes	49	(158)	4	(9)	39	(133)	6	(16)
Losses (gains) on sales and disposals of businesses and real estate, net	2	(121)	—	—	12	(104)	(10)	(17)
Gains on sales of investments, net	(17)	(592)	—	—	(17)	(592)	—	—
(Gains) on sales and impairments of marketable securities, net	(231)	(39)	—	(10)	(231)	(28)	—	(1)
Loss (income) from equity investees, net of dividends received	(251)	(259)	—	—	(242)	(274)	(9)	15
Change in current assets and liabilities
(Increase) decrease in inventories, net	(1,138)	(783)	—	—	(1,130)	(800)	(8)	17
(Increase) decrease in accounts receivable, net	876	332	212	164	646	179	18	(11)
Increase (decrease) in outstanding balance of receivables sold	(43)	19	(59)	17	16	2	—	—
(Increase) decrease in other current assets	(149)	551	(47)	279	(76)	23	(26)	249
Increase (decrease) in accounts payable	(600)	101	(6)	(13)	(584)	103	(10)	11
Increase (decrease) in accrued liabilities	(147)	20	(16)	—	(79)	20	(52)	—
Increase (decrease) in other current liabilities	(728)	(552)	100	(27)	(904)	(564)	76	39
Supplemental contributions to pension trusts	(1,496)	(1,255)	—	—	(1,496)	(1,255)	—	—
Change in other assets and liabilities	(17)	454	65	151	(70)	304	(12)	(1)

Net cash provided by (used in) operating activities	(684)	1,578	396	665	(1,446)	230	366	683
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,366)	(1,111)	—	—	(1,111)	(893)	(255)	(218)
Acquisitions, net of cash acquired	(599)	(93)	—	—	(582)	(88)	(17)	(5)
Purchases of investments	(81)	(234)	—	—	(66)	(230)	(15)	(4)
Purchases of marketable securities	(4)	(32)	(1)	(10)	(3)	(22)	—	—
(Increase) decrease in receivables from financing activities	(345)	(174)	(262)	(243)	—	—	(83)	69
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	59	(17)	—	—	(59)	17
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	276	2,078	—	—	139	1,980	137	98
Increase (decrease) from sales and dispositions of businesses	(15)	224	—	—	(16)	205	1	19
Proceeds from sales of marketable securities	320	138	8	93	297	44	15	1

Net cash provided by (used in) investing activities	(1,814)	796	(196)	(177)	(1,342)	996	(276)	(23)
Cash flows from financing activities
Proceeds from issuance of common stock	—	3	—	—	—	3	—	—
Purchase of common stock	(150)	—	—	—	(150)	—	—	—
Proceeds from re-issuance of treasury stock	113	—	—	—	113	—	—	—
Repayment of debt	—	(265)	—	(265)	—	—	—	—
Change in short-term debt	640	101	706	213	(96)	(82)	30	(30)
Dividends paid	(1,112)	(978)	—	—	(1,112)	(978)	—	—
Dividends paid to minority shareholders	(77)	(62)	—	—	(77)	(62)	—	—
Intracompany financing	—	—	(3,875)	899	3,980	(228)	(105)	(671)

Net cash provided by (used in) financing activities	(586)	(1,201)	(3,169)	847	2,658	(1,347)	(75)	(701)
Effect of exchange rates on cash and cash equivalents	(57)	(89)	(53)	(77)	(4)	(11)	—	(1)
Net increase (decrease) in cash and cash equivalents	(3,141)	1,084	(3,022)	1,258	(134)	(132)	15	(42)
Cash and cash equivalents at beginning of period	12,190	12,149	11,251	11,345	908	725	31	79

Cash and cash equivalents at end of period	9,049	13,233	8,229	12,603	774	593	46	37

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the six months ended March 31, 2005 and the year ended September 30, 2004
(in millions of €)

				Accumulated other
				comprehensive income (loss)
		Additional		Cumulative	Available-		Minimum	Treasury
	Common	paid-in	Retained	translation	for-sale	Derivative	pension	shares
	stock	capital	earnings	adjustment	securities	instruments	liability	at cost	Total
Balance at October 1, 2003	2,673	5,073	23,020	(827)	83	83	(6,390)	—	23,715

Net income	—	—	3,405	—	—	—	—	—	3,405
Change in currency translation adjustment	—	—	—	(249)	—	—	—	—	(249)
Change in unrealized gains and losses	—	—	—	—	77	(28)	865	—	914

Total comprehensive income	—	—	3,405	(249)	77	(28)	865	—	4,070
Dividends paid	—	—	(978)	—	—	—	—	—	(978)
Issuance of common stock and stock-based compensation	—	50	—	—	—	—	—	—	50
Purchase of common stock	—	—	—	—	—	—	—	(106)	(106)
Re-issuance of treasury stock	—	(2)	—	—	—	—	—	106	104

Balance at September 30, 2004	2,673	5,121	25,447	(1,076)	160	55	(5,525)	—	26,855

Net income	—	—	1,782	—	—	—	—	—	1,782
Change in currency translation adjustment	—	—	—	(129)	—	—	—	—	(129)
Change in unrealized gains and losses	—	—	—	—	(149)	(36)	(49)	—	(234)

Total comprehensive income	—	—	1,782	(129)	(149)	(36)	(49)	—	1,419
Dividends paid	—	—	(1,112)	—	—	—	—	—	(1,112)
Issuance of common stock and stock-based compensation	—	29	—	—	—	—	—	—	29
Purchase of common stock	—	—	—	—	—	—	—	(150)	(150)
Re-issuance of treasury stock	—	(6)	—	—	—	—	—	150	144

Balance at March 31, 2005	2,673	5,144	26,117	(1,205)	11	19	(5,574)	—	27,185

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended March 31, 2005 and 2004 and as of September 30, 2004
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	4,084	4,402	3,951	4,087	49	109	4,000	4,196	(19)	146
Siemens Business Services (SBS)	1,549	1,334	959	858	325	263	1,284	1,121	(129)	26
Automation and Drives (A&D)	2,352	2,180	1,942	1,794	316	308	2,258	2,102	277	235
Industrial Solutions and Services (I&S)	1,291	1,085	917	706	252	277	1,169	983	41	26
Logistics and Assembly Systems (L&A)	866	761	497	469	39	34	536	503	7	(30)
Siemens Building Technologies (SBT)	1,128	1,030	1,000	979	30	17	1,030	996	22	16
Power Generation (PG)	2,515	2,414	2,023	1,709	1	4	2,024	1,713	257	274
Power Transmission and Distribution (PTD)	1,229	907	820	721	70	72	890	793	61	63
Transportation Systems (TS)	1,011	1,121	936	1,010	4	7	940	1,017	4	(289)
Siemens VDO Automotive (SV)	2,343	2,160	2,342	2,154	6	8	2,348	2,162	160	128
Medical Solutions (Med)	1,923	1,736	1,767	1,678	7	30	1,774	1,708	218	228
Osram	1,057	1,088	1,038	1,064	19	24	1,057	1,088	117	116
Other Operations(5)	481	528	176	307	258	171	434	478	82	137

Total Operations Groups	21,829	20,746	18,368	17,536	1,376	1,324	19,744	18,860	1,098	1,076
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,306)	(1,574)	24	58	(1,314)	(1,300)	(1,290)	(1,242)	(290)	(108)
Other interest expense	—	—	—	—	—	—	—	—	(36)	(33)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	20,523	19,172	18,392	17,594	62	24	18,454	17,618	772	935

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	132	145	109	124	23	21	132	145	90	66
Siemens Real Estate (SRE)	404	399	62	76	342	323	404	399	34	45
Eliminations	(3)	—	—	—	(3)	(3)	(3)	(3)	—	—

Total Financing and Real Estate	533	544	171	200	362	341	533	541	124	111

Eliminations, reclassifications and Corporate Treasury	(382)	—	—	—	(424)	(365)	(424)	(365)	77	128

Siemens	20,674	19,716	18,563	17,794	—	—	18,563	17,794	973	1,174

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	3/31/05	9/30/04	2005		2004		2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	2,831	2,134	(297)		108		168	104	125	144
Siemens Business Services (SBS)	835	632	(122)		(129)		69	55	64	51
Automation and Drives (A&D)	1,979	1,951	263		194		38	70	48	67
Industrial Solutions and Services (I&S)	972	1,003	49		34		(12)	5	21	9
Logistics and Assembly Systems (L&A)	459	537	15		(43)		1	10	7	8
Siemens Building Technologies (SBT)	1,435	1,359	71		112		21	21	25	31
Power Generation (PG)	2,604	1,997	24		287		38	40	52	45
Power Transmission and Distribution (PTD)	1,306	1,162	(64)		44		32	25	16	15
Transportation Systems (TS)	292	49	(84)		(139)		15	13	13	17
Siemens VDO Automotive (SV)	3,469	3,542	123		346		116	97	95	93
Medical Solutions (Med)	3,332	3,173	133		278		107	57	48	45
Osram	1,967	2,011	44		136		77	52	62	64
Other Operations(5)	1,905	1,672	(16)		(20)		16	17	15	16

Total Operations Groups	23,386	21,222	139		1,208		686	566	591	605
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,755)	(3,116)	(629	)(6)	1,511	(6)	23	(3)	—	438
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	42,460	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	64,091	67,927	(490)		2,719		709	563	591	1,043

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,123	9,055	342		688		90	106	49	49
Siemens Real Estate (SRE)	3,448	3,455	76		112		56	27	48	52
Eliminations	(461)	(576)	(23	)(6)	(17	)(6)	—	—	—	—

Total Financing and Real Estate	12,110	11,934	395		783		146	133	97	101

Eliminations, reclassifications and Corporate Treasury	1,270	(343)	(98	)(6)	63	(6)	—	—	—	—

Siemens	77,471	79,518	(193)		3,565		855	696	688	1,144

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.
(7)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the six months ended March 31, 2005 and 2004 and as of September 30, 2004
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	8,754	9,181	8,091	8,573	152	190	8,243	8,763	221	320
Siemens Business Services (SBS)	3,399	2,733	1,905	1,804	635	527	2,540	2,331	(154)	70
Automation and Drives (A&D)	4,785	4,380	3,794	3,526	621	626	4,415	4,152	539	456
Industrial Solutions and Services (I&S)	2,757	2,214	1,871	1,452	481	528	2,352	1,980	61	41
Logistics and Assembly Systems (L&A)	1,458	1,622	1,035	981	80	64	1,115	1,045	45	(67)
Siemens Building Technologies (SBT)	2,216	2,135	1,989	2,004	51	32	2,040	2,036	71	55
Power Generation (PG)	5,000	5,090	3,590	3,609	12	6	3,602	3,615	471	519
Power Transmission and Distribution (PTD)	2,322	1,927	1,598	1,471	126	142	1,724	1,613	113	114
Transportation Systems (TS)	2,241	2,141	1,925	2,053	29	13	1,954	2,066	24	(257)
Siemens VDO Automotive (SV)	4,637	4,199	4,623	4,191	10	10	4,633	4,201	304	228
Medical Solutions (Med)	3,953	3,627	3,406	3,300	24	56	3,430	3,356	433	555
Osram	2,140	2,161	2,103	2,116	37	45	2,140	2,161	237	225
Other Operations(5)	947	968	404	585	499	325	903	910	166	178

Total Operations Groups	44,609	42,378	36,334	35,665	2,757	2,564	39,091	38,229	2,531	2,437
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,699)	(3,233)	36	95	(2,639)	(2,506)	(2,603)	(2,411)	(561)	(465)
Other interest expense	—	—	—	—	—	—	—	—	(64)	(67)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	41,910	39,145	36,370	35,760	118	58	36,488	35,818	1,906	1,905

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	272	277	233	230	39	47	272	277	189	123
Siemens Real Estate (SRE)	788	784	127	133	661	651	788	784	72	99
Eliminations	(6)	—	—	—	(6)	(5)	(6)	(5)	—	—

Total Financing and Real Estate	1,054	1,061	360	363	694	693	1,054	1,056	261	222

Eliminations, reclassifications and Corporate Treasury	(753)	—	—	—	(812)	(751)	(812)	(751)	181	126

Siemens	42,211	40,206	36,730	36,123	—	—	36,730	36,123	2,348	2,253

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	3/31/05	9/30/04	2005		2004		2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	2,831	2,134	(616)		202		260	179	251	287
Siemens Business Services (SBS)	835	632	(312)		(260)		132	90	120	106
Automation and Drives (A&D)	1,979	1,951	481		407		77	123	93	116
Industrial Solutions and Services (I&S)	972	1,003	21		2		—	40	40	18
Logistics and Assembly Systems (L&A)	459	537	96		(148)		17	16	16	20
Siemens Building Technologies (SBT)	1,435	1,359	(2)		138		88	35	49	63
Power Generation (PG)	2,604	1,997	(191)		327		412	80	91	88
Power Transmission and Distribution (PTD)	1,306	1,162	(40)		103		63	37	31	30
Transportation Systems (TS)	292	49	(257)		(187)		30	24	25	30
Siemens VDO Automotive (SV)	3,469	3,542	321		442		222	190	191	186
Medical Solutions (Med)	3,332	3,173	139		294		163	282	95	90
Osram	1,967	2,011	248		319		128	99	126	127
Other Operations(5)	1,905	1,672	(200)		(79)		159	29	37	33

Total Operations Groups	23,386	21,222	(312)		1,560		1,751	1,224	1,165	1,194
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,755)	(3,116)	(2,476	)(6)	(334	)(6)	8	(13)	3	450
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	42,460	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	64,091	67,927	(2,788)		1,226		1,759	1,211	1,168	1,644

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,123	9,055	166		526		170	164	95	98
Siemens Real Estate (SRE)	3,448	3,455	(27)		173		117	63	92	101
Eliminations	(461)	(576)	(49	)(6)	(39	)(6)	—	—	—	—

Total Financing and Real Estate	12,110	11,934	90		660		287	227	187	199

Eliminations, reclassifications and Corporate Treasury	1,270	(343)	200	(6)	488	(6)	—	—	—	—

Siemens	77,471	79,518	(2,498)		2,374		2,046	1,438	1,355	1,843

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.
(7)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

NOTES

1. Basis of presentation

     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its Consolidated Financial Statements in euros (€).

     Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.

     Interim financial statements—The accompanying Consolidated Balance Sheet as of March 31, 2005, the Consolidated Statements of Income for the three months and six months ended March 31, 2005 and 2004, the Consolidated Statements of Cash Flow for the six months ended March 31, 2005 and 2004, the Consolidated Statement of Changes in Shareholders’ Equity for the six months ended March 31, 2005 and the Notes to the Consolidated Financial Statements are unaudited and have been prepared for interim financial information. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. These interim financial statements should be read in connection with the Consolidated Financial Statements included in the Company’s 2004 Annual Report. Results for the three months and six months ended March 31, 2005 are not necessarily indicative of future results.

     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens) is accompanied by a component model that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from those for financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP. See also 15. The information disclosed in these Notes relates to Siemens unless otherwise stated.

     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Additionally, the Company consolidates variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. Associated companies—companies in which Siemens has the ability to exercise significant influence over their operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.

     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

     Stock-based compensation—As of October 1, 2003, the Company adopted the fair value recognition provisions of Statements of Financial Accounting Standards (SFAS) 123, Accounting for Stock-Based Compensation using the prospective method set forth in SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure for all awards granted, modified or settled after October 1, 2003. Stock-based compensation cost is measured at the grant date at the fair value of the award based on a Black-Scholes option pricing model and is recognized as expense over the vesting period. Awards granted before October 1, 2003 continue to be accounted for under the intrinsic value based recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB Opinion No. 25, compensation cost, if any, is measured based on the excess of the quoted market price at the measurement date over the amount an employee must pay to acquire the stock.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

The following table illustrates the effect on net income and earnings per share if the fair-value-based method of SFAS 123 had been applied to all awards:

	Three months ended		Six months ended
	March 31,		March 31,
	2005	2004	2005	2004
Net income

As reported	781	1,210	1,782	1,936

Plus: Stock-based employee compensation expense included in reported net income, net of taxes	8	5	38	41
Less: Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(9)	(22)	(38)	(70)

Pro forma	780	1,193	1,782	1,907

Basic earnings per share
As reported	0.88	1.36	2.00	2.17
Pro forma	0.88	1.34	2.00	2.14
Diluted earnings per share
As reported	0.84	1.30	1.91	2.08
Pro forma	0.84	1.28	1.91	2.05

     See 13 for further information on stock-based compensation.

     Recent accounting pronouncements—In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion (APB) 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant-date fair-value-based measurement method in accounting for share-based payment transactions. Liability-classified awards are to be remeasured to fair value at each reporting date until the award is settled. Equity-classified awards are measured at grant-date fair value whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. In April 2005, the SEC issued a release allowing postponement of the effective date of SFAS 123R. In accordance with the SEC release, SFAS 123R is now effective with the beginning of the first interim reporting period of the Company’s first fiscal year beginning on or after June 15, 2005. For its equity-classified awards, the Company intends to apply the modified prospective transition method. Under this method, unvested equity-classified awards granted prior to the effective date of the new statement are accounted for under SFAS 123R and related costs are recognized in the income statement. The adoption of SFAS 123R, including the remeasurement from intrinsic value to fair value of liability classified awards, is not expected to have a material impact on the Company’s consolidated financial statements.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

2. Other operating income (expense), net

	Three months ended		Six months ended
	March 31,		March 31,
	2005	2004	2005	2004
Impairment of goodwill	—	(433)	—	(433)
Gains (losses) on sales and disposals of businesses, net	(12)	(8)	(23)	94
Gains (losses) on sales of real estate, net	6	16	21	27
Other, net	(17)	2	(4)	(12)

	(23)	(423)	(6)	(324)

     In the second quarter of the prior year, the Company recorded an impairment of goodwill of €433 (see Note 6). Gains on sales and disposals of businesses, net for the six months ended March 31 of the prior fiscal year includes a pre-tax gain of €100 from the Company’s sale of its Life Support Systems business to Getinge AB, Sweden (see Note 3 to the Consolidated Financial Statements contained in the Company’s Annual Report for the year ended September 30, 2004).

3. Interest income, net

	Three months ended		Six months ended
	March 31,		March 31,
	2005	2004	2005	2004
Interest income (expense) of Operations, net	(10)	5	(24)	4
Other interest (expense) income, net	67	72	141	124

Total interest income, net	57	77	117	128

Thereof: Interest and similar income	179	181	355	352
Thereof: Interest and similar expense	(122)	(104)	(238)	(224)

     Interest income (expense) of Operations, net includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest (expense) income, net includes all other interest amounts primarily consisting of interest relating to debt and associated hedging activities as well as interest income on corporate assets.

4. Marketable securities

     In late December 2004, the Company sold 13 million shares of its investment in Juniper Networks, Inc. (Juniper) for €263 resulting in a pre-tax gain of €208 reported in Income (expense) from financial assets and marketable securities, net. Due to the sale, approximately 12 million Juniper shares became available-for-sale securities and were written up to fair value. In the first quarter of fiscal 2005, the increase to market value was recorded as an unrealized gain in Accumulated other comprehensive income (loss), net of income tax for the period. The Company’s remaining interest in Juniper was reclassified from Long-term investments to Marketable securities.

     As of March 31, 2005, the Company had an unrealized loss in its equity investment in Infineon Technologies AG (Infineon) of €86 which has been determined by management to be temporary in nature. In making this determination, the Company evaluated the financial condition and near-term prospects of Infineon in relation to the duration and severity of the loss.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

5. Inventories, net

	March 31,	September 30,
	2005	2004
Raw materials and supplies	2,303	2,282
Work in process	2,541	2,261
Costs and earnings in excess of billings on uncompleted contracts	7,286	6,650
Finished goods and products held for resale	3,042	2,777
Advances to suppliers	517	651

	15,689	14,621
Advance payments received	(3,156)	(3,263)

	12,533	11,358

6. Goodwill

     The table below presents the carrying amount of goodwill by segment:

	March 31,	September 30,
	2005	2004
Operations
Communications (Com)*	441	367
Siemens Business Services (SBS)	320	269
Automation and Drives (A&D)	375	388
Industrial Solutions and Services (I&S)	245	258
Logistics and Assembly Systems (L&A)	121	123
Siemens Building Technologies (SBT)	429	415
Power Generation (PG)	1,185	1,027
Power Transmission and Distribution (PTD)	326	320
Transportation Systems (TS)	111	111
Siemens VDO Automotive (SV)	1,524	1,524
Medical Solutions (Med)	1,447	1,514
Osram	79	78
Financing and Real Estate
Siemens Financial Services (SFS)	82	82
Siemens Real Estate (SRE)	—	—

Siemens	6,685	6,476

*	As of October 1, 2004, the Groups ICN and ICM were combined into one Group named Communications (Com) (see Note 15).

     Goodwill increased by €209 in the six months ended March 31, 2005. The increase of €340 in connection with acquisitions and purchase accounting adjustments was offset by €(131) foreign currency translation and other adjustments which are primarily due to the strength of the Euro particularly against the U.S.$. Acquisitions and purchase accounting adjustments related to PG, Com, SBS, SBT, PTD, A&D, Med, Osram and I&S. No goodwill was disposed of, impaired or written-off in the six months ended March 31, 2005.

     In the six months ended March 31, 2004, Goodwill decreased by €423, which was mainly attributable to impairment charges to businesses acquired by the Company (see below). The strength of the Euro particularly against the U.S.$ resulted in a further decrease of goodwill, resulting in foreign currency translation and other adjustments of €(97) primarily to the Company’s businesses in the U.S. Med’s sale of its Life Support Systems business and a smaller disposition at SBT additionally reduced goodwill by €(40). Acquisitions and purchase accounting adjustments resulted in a total increase in goodwill of €147 which were attributable to PG, A&D, I&S, Med and ICN.

     During the second quarter of fiscal 2004, the Company recorded goodwill impairments totaling €433. Based on the results of the Company’s analysis of current projects at Logistics and Assembly Systems (L&A) in conjunction with changing markets, new competition and structural challenges to attaining profitability, the Company fundamentally revised its related business plan and concluded that goodwill of two of L&A’s reporting units, Distribution and Industry Logistics (DI) and Airport Logistics (AL), were impaired. Rapid market deterioration followed by excess capacity and significant margin declines caused the Company to reassess its estimated future cash flows from its DI business at a level materially below earlier estimates, resulting in an impairment charge of €293. In the AL business, increasing competition, particularly in the U.S., led to significant reductions in estimated future cash flows and resulted in a goodwill impairment of €140. The fair values of the reporting units were estimated using the present value of expected future cash flows.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

7. Other intangible assets, net

	March 31,	September 30,
	2005	2004
Software	2,032	1,880
Less: accumulated amortization	(1,161)	(949)

Software, net	871	931

Patents, licenses and similar rights	2,813	2,778
Less: accumulated amortization	(1,272)	(1,195)

Patents, licenses and similar rights, net	1,541	1,583

Other intangible assets, net	2,412	2,514

     Amortization expense for the three months ended March 31, 2005 and 2004, amounted to €161 and €154, respectively, and €312 and €309 for the six months ended March 31, 2005 and 2004, respectively.

8. Accrued liabilities

     thereof current portion:

	March 31,	September 30,
	2005	2004
Employee related costs	2,445	2,317
Product warranties	2,062	2,096
Income and other taxes	1,291	1,384
Accrued losses on uncompleted contracts	1,023	1,061
Other	2,236	2,382

	9,057	9,240

     Changes in current and non-current accruals for product warranties were as follows:

	Six months ended
	March 31,
	2005	2004
Accrual as of the beginning of the period (thereof current €2,096 and €1,830)	2,824	2,353
Amount charged to expense in the current period (additions)	419	349
Reduction due to payments in cash or in kind (usage)	(454)	(374)
Foreign currency translation adjustment	(15)	(16)
Other changes related to existing warranties	15	197

Accrual as of the end of the period (thereof current €2,062 and €1,816)	2,789	2,509

9. Debt

     In March 2005, the Company renewed its U.S.$3.0 billion multi-currency revolving credit facility and increased it to a U.S.$5.0 billion syndicated multi-currency revolving loan credit facility expiring March 2012 provided by a syndicate of international banks. Borrowings under this credit facility bear interest of 0.15% above either EURIBOR (Euro Interbank Offered Rate) in case of a draw down in euros, or LIBOR (London Interbank Offered Rate) in case of a draw down in the other currencies agreed on. As of March 31, 2005, the full amount of this line of credit remains unused.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

10. Pension plans and similar commitments

Principal pension benefits: Components of net periodic pension cost

	Three months ended			Three months ended
	March 31, 2005			March 31, 2004
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	143	77	66	119	53	66
Interest cost	277	182	95	276	186	90
Expected return on plan assets	(319)	(227)	(92)	(289)	(203)	(86)
Amortization of:
Unrecognized prior service (benefit) cost	(3)	(5)	2	2	—	2
Unrecognized net losses	140	119	21	156	130	26
Unrecognized net transition asset	—	—	—	(1)	—	(1)

Net periodic pension cost	238	146	92	263	166	97

Germany	146			166
U.S.	45			52
U.K.	36			34
Other	11			11

	Six months ended March 31, 2005			Six months ended March 31, 2004
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	287	154	133	235	106	129
Interest cost	554	364	190	551	372	179
Expected return on plan assets	(638)	(453)	(185)	(577)	(406)	(171)
Amortization of:
Unrecognized prior service (benefit) cost	(6)	(10)	4	5	—	5
Unrecognized net losses	279	237	42	311	260	51
Unrecognized net transition asset	—	—	—	(1)	—	(1)

Net periodic pension cost	476	292	184	524	332	192

Germany	292			332
U.S.	91			106
U.K.	73			65
Other	20			21

11. Shareholders’ equity

     Capital increases

     In the six months ended March 31, 2005, common stock increased by €20 thousand through the issuance of 7 thousand shares from the conditional capital as settlement to former shareholders of SNI AG.

     Treasury Stock

     At the Annual Shareholders’ Meeting, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,673 common stock until July 26, 2006.

     In the six months ended March 31, 2005, Siemens repurchased a total of 2,456,507 shares at an average price of €61.16 per share for the purpose of selling them to employees. Thereof, 609,037 shares of Treasury Stock were sold to employees in the six months ended March 31, 2005 to accommodate the exercise of stock options. Additionally, in the second quarter of fiscal 2005, 1,845,969 shares were issued to employees under a compensatory employee share purchase program (see Note 13 for additional information on the employee share purchase program).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

12. Commitments and contingencies

     Guarantees and other commitments

     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	March 31,	September 30,
	2005	2004
Guarantees:
Credit guarantees	332	341
Guarantees of third-party performance	486	370
Other guarantees	468	525

	1,286	1,236

13. Stock-based compensation

     In fiscal 2005, the Company introduced stock awards as another type of compensation. Stock awards granted in fiscal 2005 resulted in a significant reduction in the number of stock options awarded as compared with fiscal 2004.

     Stock Option Plans

     In November 2004, the Supervisory Board and the Managing Board granted options to 624 key employees for 2,945,035 shares with an exercise price of €72.54, of which options for 296,270 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price of €72.54 is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The options are subject to a two-year vesting period, after which they may be exercised for a period of three years.

     Details on option activity and weighted average exercise prices for the six months ended March 31, 2005 and 2004, respectively, are as follows:

	Six months ended March 31,		Six months ended March 31,
	2005		2004
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of the period	28,054,326	€70.86	20,410,876	€69.82
Granted	2,945,035	€72.54	8,678,752	€73.25
Options exercised	(611,400)	€54.17	(52,200)	€57.73
Options forfeited	(353,060)	€72.44	(493,310)	€72.77

Outstanding, end of period	30,034,901	€71.35	28,544,118	€70.83

Exercisable, end of period	18,726,014	70.31	11,005,406	€82.88

     The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model. The fair value of options granted in November 2004 amounted to €4.54 per option. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s stock options may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.

     Stock appreciation rights

     Where local regulations restrict the grants of stock options in certain jurisdictions, the Company grants stock appreciation rights to employees. In the six months ended March 31, 2005, 76,670 stock appreciation rights, which allow settlement in cash only, were granted at an exercise price of €72.54 under the same conditions as the 2001 Siemens Stock Option Plan. As of September 30, 2004, 198,850 stock appreciation rights with an weighted average exercise price of €73.25 were outstanding. In the six months ended March 31, 2005,

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1,000 stock appreciation rights with an weighted average exercise price of €73.25 forfeited resulting in 274,520 stock appreciation rights with an weighted average exercise price of €73.05 outstanding at March 31, 2005. As of March 31, 2005, none of the stock appreciation rights are exercisable.

     Stock awards

     In the first quarter of fiscal 2005, the Company introduced stock awards and phantom stock as another means for providing stock-based compensation to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee’s employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG from the authorized or the conditional capital reserved for this purpose, Treasury Stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.

     Each fiscal year, the Company decides whether or not to grant Siemens stock awards. Siemens stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to executive officers and eligible employees.

     In the six months ended March 31, 2005, the Company granted 1,152,508 stock awards to 5,343 employees of which 24,177 awards were granted to the Managing Board. 4,807 awards forfeited in the six months ended March 31, 2005, resulting in a quarter-end balance of 1,147,701 awards.

     Stock awards are accounted under the fair value recognition provisions of SFAS 123. Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year vesting period which resulted in a fair value of €55.63 per award. Total fair value of stock awards granted in the six months ended March 31, 2005 amounted to €64.

     Phantom stock

     Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four year vesting period. In the six months ended March 31, 2005, 28,628 phantom stock rights were granted and 85 phantom stock rights forfeited resulting in a balance of 28,543 phantom stock rights as of March 31, 2005.

     Employee share purchase plan

     Under a compensatory employee share purchase program, employees may purchase shares in the Company at preferential prices once a year. The employee share purchase program is accounted under the fair value recognition provisions of SFAS 123. In the six months ended March 31, 2005 and 2004, the Company incurred compensation expense of €31 and €35, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

14. Earnings per share

	Three months ended		Six months ended
	March 31,		March 31,
	2005	2004	2005	2004
	(shares in thousands)		(shares in thousands)
Net income	781	1,210	1,782	1,936
Plus: interest on dilutive convertible debt securities	5	5	10	10

Net income plus effect of assumed conversions	786	1,215	1,792	1,946

Weighted average shares outstanding—basic	890,329	890,242	890,385	890,357
Effect of dilutive convertible debt securities and stock options	45,711	45,865	45,677	45,756

Weighted average shares outstanding—diluted	936,040	936,107	936,062	936,113
Basic earnings per share	0.88	1.36	2.00	2.17
Diluted earnings per share	0.84	1.30	1.91	2.08

15. Segment information

     As of fiscal 2005, the Company has fourteen reportable segments referred to as “Groups” (fifteen Groups prior to combining ICN and ICM to one Group named Com as of October 1, 2004, as a result of a change in the Company’s management approach. Prior-year results have been recast into the new structure for purposes of comparison). The Groups are reported among the components used in the Company’s financial statement presentation—see Note 1. The Groups are organized based on the nature of products and services provided.

     Within the Operations component, Siemens has twelve Groups (thirteen Groups prior to combining ICN and ICM). Those Groups involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens’ origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other Operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.

     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.

     Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts based on service costs of pension plans. All other pension related costs, including charges for the German pension insurance association and plan administration costs, are included in the line item Corporate items, pensions and eliminations.

     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

     The Managing Board also determined Net capital employed as additional information to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (Asset-based adjustments). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (Liability-based adjustments) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.

     Other Operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), but excluding the equity investment in Infineon, which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time.

Reconciliation to financial statements

     Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.

     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments including, up to the second quarter of fiscal 2004, the Company’s share of earnings (losses) from the equity investment in Infineon and the gain from the sale of Infineon shares as well as goodwill impairment related to L&A (see Note 6). Because the impaired businesses were acquired at the corporate level as part of the Company’s Atecs Mannesmann transaction, the resulting goodwill impairment was taken centrally. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent the consolidation of transactions within the Operations component.

     Corporate items, pensions and eliminations in the column Group profit consists of:

	Six months ended
	March 31,
	2005	2004
Corporate items	(300)	(89)
Pensions	(258)	(364)
Eliminations	(3)	(12)

	(561)	(465)

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	March 31,	September 30,
	2005	2004
Total assets of Operations	64,091	67,927

Asset-based adjustments
Intracompany financing receivables and investments	(9,040)	(13,534)
Tax related assets	(4,819)	(4,889)
Liability-based adjustments
Pension plans and similar commitments	(3,065)	(4,392)
Accruals	(6,003)	(6,125)
Liabilities to third parties	(19,533)	(20,881)

Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(42,460)	(49,821)
Net capital employed of Corporate items, pensions and eliminations	1,755	3,116

Net capital employed of Operations Groups	23,386	21,222

Financing and Real Estate

     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest expense and income is an important source of revenue and expense for Financing and Real Estate.

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

16. Subsequent Event

     In the second quarter of fiscal 2005, Siemens launched a tender offer to acquire all of the shares issued and outstanding of CTI Molecular Imaging, Inc., USA (CTI). The original tender offer expired on Thursday, April 28, 2005. As a result, 39,088,810 shares were tendered, representing approximately 80% of the outstanding shares of CTI. In addition, 5,770,176 shares, representing approximately 12% of CTI shares outstanding were tendered subject to guaranteed delivery. Such shares, together with the shares already beneficially owned by the Company amount to 45,753,892 or approximately 94.2%. The Company commenced a subsequent offering period which will expire on May 4, 2005, unless extended. Following completion of the tender offer, we intend to acquire any remaining shares of CTI in a merger. The board of directors of each company approved the agreement. The transaction, with a value of approximately $1 billion (approximates €771 at March 31, 2005), has already been approved by the relevant antitrust authorities but is subject to other customary closing conditions, and is expected to close in the third quarter of fiscal 2005. CTI will be integrated into Med.

Quarterly summary

(in € unless otherwise indicated)

	Fiscal year 2005		Fiscal year 2004
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales (in millions of €)	18,563	18,167	20,828	18,216	17,794	18,329
Net income (in millions of €)	781	1,001	654	815	1,210	726
Net cash from operating and investing activities (in millions of €)	(193)	(2,305)	609	279	3,565	(1,191)

Key capital market data
Basic earnings per share	0.88	1.12	0.73	0.91	1.36	0.82
Diluted earnings per share	0.84	1.08	0.70	0.88	1.30	0.78

Siemens stock price (1)
High	63.60	62.54	61.06	65.05	68.30	64.85
Low	59.08	57.50	53.40	54.95	57.30	52.02
Period-end	61.05	62.38	59.21	59.11	60.07	63.50
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	– 3.80	– 3.47	+ 4.60	– 6.23	– 2.22	+ 2.96
Compared to Dow Jones STOXX® index	– 6.68	– 0.01	+ 1.48	– 4.10	– 8.75	+ 13.59

Number of shares issued (in millions)	891	891	891	891	891	891

Market capitalization (in millions of €)(2)	54,400	55,492	52,761	52,670	53,524	56,485

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	XETRA closing prices, Frankfurt.
(2)	Based on shares outstanding.

Supervisory Board and Managing Board changes

Supervisory Board changes

     A change in the membership of the Supervisory Board was proposed and voted upon at the Annual Shareholders’ Meeting (the meeting) on January 27, 2005. Dr. Karl-Hermann Baumann retired, due to age limits stipulated by company rules, at the end of the meeting on January 27, 2005. Dr. Heinrich v. Pierer, the Company’s earlier President of the Managing Board and CEO (Chief Executive Officer), was elected as member of the Supervisory Board. At the Supervisory Board meeting held subsequently on the same day, members then voted on Dr. Heinrich v. Pierer’s election as Chairman of the Supervisory Board of Siemens AG.

Managing Board changes

     Dr. Klaus Kleinfeld was elected President of the Managing Board and CEO succeeding Dr. Heinrich v. Pierer as of January 27, 2005.

     Effective October 1, 2004, Thomas Ganswindt, earlier President of ICN, was appointed full member of the Managing Board of Siemens AG and, at the same time, was elected as member of the Corporate Executive Committee.

     Effective October 1, 2004, Rudi Lamprecht, earlier President of ICM, was appointed full member of the Managing Board of Siemens AG and, at the same time, was elected as member of the Corporate Executive Committee.

Siemens financial calendar*

July 28, 2005	Third-quarter financial report
Nov. 10, 2005	Preliminary figures for fiscal year/Press conference
Jan. 26, 2006	Annual Shareholders’ Meeting for fiscal 2005

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar

Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)

E-mail	press@siemens.com
investorrelations@siemens.com

Address

Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet     www.siemens.com

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2005 by Siemens AG, Berlin and Munich

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 4, 2005	/s/ Dr. Ralf P. Thomas

Name: Dr. Ralf P. Thomas
Title: Corporate Vice President and Controller

/s/ Dr. Klaus Patzak

Name: Dr. Klaus Patzak
Title: Corporate Vice President Financial Reporting and Controlling